SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 30, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis provides progress-update to achieving 77% majority ownership of Alcon

•                  Novartis expects to close the transaction for 77% majority ownership of Alcon in late third quarter or fourth quarter of 2010, pending regulatory approvals

•                  Novartis confirms nominations to the Alcon board of directors replacing the five Nestlé nominated directors on the Alcon board, subject to closing of the transaction for 77% majority ownership — Nominees include:

•                                Dr. Enrico Vanni

•                                Norman Walker

•                                Dr. Paul Choffat

•                                Dr. Urs Baerlocher

•                                Dr. Jacques Seydoux

•                  Novartis nominated directors are well-qualified and experienced to act in the best interests of Alcon shareholders

Basel, June 30, 2010 — Novartis announced that it expects the closing of the transaction for 77% majority ownership of Alcon Inc in late third quarter or fourth quarter of 2010. A step towards closing is the nomination by Novartis of five directors to replace the five Nestlé nominated directors on the Alcon board of directors. The Novartis nominated directors combine extensive healthcare and management experience.

As previously agreed in the Purchase and Option Agreement and the Shareholders Agreement from April 6th, 2008 between Nestlé and Novartis, Alcon will hold an Extraordinary General Meeting of its shareholders to conditionally elect five persons nominated by Novartis to be members of the Alcon Board of Directors in replacement of the five persons previously nominated by Nestlé. The Alcon Extraordinary General Meeting will be held on August 16th, 2010 in Zug, Switzerland.

Novartis has taken note of the legal opinion referenced in the press release issued this week by the Alcon Independent Directors Committee. Novartis maintains that a director is not considered conflicted solely as a result of being nominated by a majority shareholder.

The completion of the transaction between Novartis and Nestlé is still subject to closing conditions, including receipt of regulatory approvals.

More about the Novartis nominated directors

Novartis believes that the nominated directors are well-qualified and experienced to act in the best interests of Alcon shareholders, having both extensive experience in the healthcare industry and served on numerous board of directors of international companies. Nominees include:

Dr. Enrico Vanni has more than 30 years of healthcare management experience. He is a chemical engineer and graduated from the Federal Polytechnic School of Lausanne, Switzerland and holds a PhD (Doctorate in Science) from the University of Lausanne. His background also includes an MBA from INSEAD in Fontainebleau, France. Dr. Vanni managed the Geneva Office of McKinsey&Company from 1988 to 2004. His consulting activities mostly covered companies in the pharmaceutical, consumer and finance sectors. He was head of the European pharmaceutical practice for McKinsey&Company and served as member of the Partner review committee of the firm. Since 2008, he is an independent consultant and a member of several company boards of directors.

Norman Walker earned a degree in Business Studies at the University of Brighton, UK, in 1975 and attended the Harvard International Senior Management Program in 1994. He started his professional career with Ford Motor Co in London, UK, where he held a number of positions in human resources (HR) management. In 1991, Mr. Walker joined Kraft Foods and held a number of leading HR positions in Germany, the United States and Switzerland. From 1998 to 2003, he served as the Head of Corporate Human Resources of the Novartis Group. Mr. Walker is a senior advisor to TPG Capital LLP, Chair of Vita Cayman, advisor to CMi and a visiting professor at Bocconi.

Dr. Paul Choffat has held a number of senior leadership and management roles across industries, including numerous years in the pharmaceutical business. He holds a J.D. from the University of Lausanne, Switzerland, and an M.B.A. from the International Institute for Management Development (IMD) in Lausanne, Switzerland. He started his professional career with Nestlé in Zurich, Switzerland, and London, UK. From 2002 to April 2007, Dr. Choffat served as Head of Novartis Consumer Health. He is currently a member of the Board of Directors of Cholares SA, de Rham & Cie SA and HSBC Private Bank (Suisse) SA.

Dr. Urs Baerlocher earned his J.D. from the University of Basel and was admitted to the bar in 1970. After working as a tax lawyer, he joined Sandoz Ltd., Basel, Switzerland, in 1973. AA held numerous senior leadership roles, including Head of Legal and Tax Affairs of the Novartis Group, until his retirement in summer 2007. Dr. Baerlocher is currently a member of the Board of Directors of Habasit AG, Habasit Holding AG and Victoria-Jungfrau Collection AG.

Dr. Jacques Seydoux is the medical director and chair of the department of Obstetrics and Gynecology Service at the State Hospital of Jura. He graduated with an M.D. from the University of Berne, Switzerland, in 1979. Dr. Seydoux is a member of numerous professional associations such as vice president of the Swiss National Obstetrics and Gynecology Society and a member of the North American Menopause Society.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “expects,” “will,” or similar expressions, or by express or implied discussions regarding the potential acquisition and merger with Alcon, or regarding potential future sales or earnings of the Novartis Group or Alcon and any potential synergies, strategic benefits or opportunities as a result of the acquisition and proposed merger. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the proposed acquisition and merger with Alcon will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition or merger. Neither can there be any guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates in the future.  Nor can there be any guarantee with respect to the impact of the proposed transactions on the Group’s credit rating. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including unexpected delays in government approvals of the acquisition of a majority share in Alcon; uncertainty that the two businesses will be integrated successfully and that key personnel will be retained; uncertainties that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; uncertainties regarding the results of actual or potential legal proceedings, including uncertainties as to the potential outcomes of litigations brought by US shareholders; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this media release as of this date and does not undertake any obligation to update any forward-looking statements contained in this media release as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200

Eric Althoff

Novartis Global Media Relations

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+41 79 593 4202 (mobile)

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 3769	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 30, 2010	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting